UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.  20549
____________________________

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXHANGE ACT OF 1934
For the transition period from_______________ to _______________

Commission File No. 1- 6407

____________________________
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SOUTHERN UNION SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOUTHERN UNION COMPANY
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	75-0571592 (I.R.S. Employer Identification No.)

5444 Westheimer Road Houston, Texas (Address of principal executive offices)	77056-5306 (Zip Code)

Registrant's telephone number, including area code:  (713) 989-2000

SOUTHERN UNION SAVINGS PLAN
FORM 11-K
December 31, 2007

Note:  All other schedules required by section 2520.103-10 of the Department of Labor’s rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To The Participants and Plan Administrator of the
      Southern Union Company Savings Plan

We have audited the accompanying statements of net assets available for benefits of Southern Union Company Savings  Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP
Houston, Texas
June 20, 2008

SOUTHERN UNION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2007	2006
ASSETS:
Investments, at fair value:
Southern Union Company common stock	$50,322,955	$53,162,820
Mutual funds	118,939,811	-
Common/collective trust	24,883,644	-
Participant loans	7,358,311	6,215,028
Money market funds	-	117,307,257
Participant-directed brokerage accounts	438,533	-

Total investments	201,943,254	176,685,105

Receivables:
Employer contributions	371,773	324,455
Participant contributions	416,618	355,619
Accrued income	-	30,999

Total receivables	788,391	711,073

Total assets	202,731,645	177,396,178

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$202,731,645	$177,396,178

The accompanying notes are an integral part of these financial statements.

SOUTHERN UNION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year Ended
December 31, 2007
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment Income
Interest and dividends	$1,247,841
Net appreciation in fair value of investments	10,013,998
Total investment income	11,261,839

Contributions
Employer	10,215,597
Participant	11,868,937
Rollover	702,975
Total contributions	22,787,509

Transfer due to plan merger	7,937,938
Total additions	41,987,286

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	16,594,658
Administrative expenses	57,161
Total deductions	16,651,819

Net increase	25,335,467

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	177,396,178

End of year	$202,731,645

The accompanying notes are an integral part of these financial statements.

SOUTHERN UNION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

1.  Description of Plan

The following brief description of the Southern Union Savings Plan (the Plan) provides only general information.  Plan participants (Participants) should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General.  The Plan is a defined contribution plan sponsored by Southern Union Company (the Company).  The Plan covers the majority of the employees of the Company and its participating divisions and subsidiaries on the date employment commences.

The Plan is designed to comply with Section 4975(e)(7) and the regulations provided thereunder of the Internal Revenue Code of 1986, as amended (the Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On January 3, 2007, all assets in the Plan were transferred from Merrill Lynch Bank and Trust Co., FSB to JP Morgan Chase Bank, NA (JP Morgan), the Plan’s new trustee.  In anticipation of the asset transfer, the Plan’s mutual fund and common/collective trust accounts were transferred to money market funds at December 31, 2006.  On December 3, 2007, assets of $7.9 million associated with the Cross Country Energy Savings Plan (the CCE Plan) were merged into the Plan.  Participants of the CCE Plan were associated with Cross Country Energy Services, LLC (CCES), a wholly-owned subsidiary of the Company.  The CCES employees became eligible Participants of the Plan on September 23, 2007.

Contributions.  Each year, Participants may elect to contribute a portion of their pretax and after-tax compensation up to the Internal Revenue Service (IRS) limits to the Plan.  In addition, Participants may also transfer into the Plan amounts representing qualified roll-overs from other defined benefit or contribution plans.

New employees of the Company are automatically enrolled at a pre-tax contribution rate of three percent.  These contributions are automatically invested in a target retirement date fund based on the employee’s date of birth and a retirement age of 65.  Such employees may subsequently change their contribution percentage and investment election at any time via the Plan’s record keeper.

The Company makes matching contributions to the Plan based on the formulas outlined in the Plan’s provisions.  The Company has also elected to make retirement power contributions, as defined in the Plan, to eligible Participants.

Participants may direct their contributions plus all of the Company’s contributions, except as outlined in the Plan’s provisions, into various investment options offered by the Plan.  During the year ended December 31, 2007, the Plan offered 14 mutual funds, one common/collective trust and Company stock as investment options.  Additionally, the Plan provides Participants the opportunity to participate in Participant-directed brokerage accounts.  Contributions are subject to certain limitations.

Participant Accounts.  Each Participant’s account is credited with the Participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings and charged with an allocation of investment and administrative expenses.  Allocations are based on Participant earnings or account balances, as defined.  The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Vesting.  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of a Participant’s account is based on years of credited service with a graded vesting schedule that varies in accordance with the terms of the Plan.  Each of the Plan’s vesting schedules provide for 100 percent vesting after five or six years of credited service.

SOUTHERN UNION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

Diversification.  Prior to September 29, 2006, all Company matching and some retirement power contributions made to the Plan on behalf of Participants (other than Fall River and Southern Union Gas Participants) were automatically invested in the Company’s common stock.  These contributions were required to be held in the Company’s common stock until the Participant reached the age of 55, at which point the Participant could elect to direct the investment of these amounts out of the Company’s common stock.  Participants have been allowed to elect to direct the investment of the Company’s post-September 28, 2006 matching and retirement power contributions.

Commencing in 2007, Participants could elect to diversify 50 percent of the previously restricted employer contribution portion of Company common stock in their account into other Participant-directed investments.  Beginning January 1, 2008, Participants may diversify 100 percent of such restricted amounts held in the Company’s common stock in their account to any other investment choice.

Participant Loans.  Participants may borrow from their investment fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding balance of the Participant’s loans from the Plan during the one year period ending on the day before the loan is made or one-half of the Participant’s vested balance.  The loans are secured by the balance in the Participant’s account and bear interest at rates commensurate with local prevailing rates as determined by the Plan administrator.   Principal and interest is paid ratably through payroll deductions.

Payment of Benefits.  Participants are eligible to receive a distribution of their vested account balance upon separation from service due to retirement, disability, death (in which case payment will be made to his or her beneficiary) or termination of employment.  Distributions of benefits are made in a single cash lump sum or as in-kind distributions of Company stock.  In-kind distributions are limited to the extent of the value of the Participant’s investment in Company stock.  The Plan provides for in-service withdrawals for hardship reasons, for Participants who have attained age 59 ½ or who have qualified roll-over contributions.

The Plan allows automatic lump-sum distributions if the present value of the terminated Participant’s vested account balance is less than $1,000 in the aggregate.

Voting Rights.  Each Participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Company prior to the time that such rights may be exercised.  The Trustee is not permitted to vote any allocated share for which instructions have not been given by a Participant.  The Trustee, as directed by the Company, votes any unallocated shares on behalf of the collective best interest of Participants and beneficiaries.

2.  Summary of Significant Accounting Policies

Basis of Accounting.  The accompanying Plan financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates.  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties.  The Plan provides for various investment options in various combinations of investment funds.  Investment funds are exposed to various risks, including but not limited to interest rates and market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of

SOUTHERN UNION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Contributions.  Contributions to the Plan from Participants are recorded in the period that payroll deductions are made from Participants.

Payment of Benefits.  Benefits are recorded when paid.

Investment Valuation and Income Recognition.  Investments are valued at fair value based on quoted market prices.  Mutual funds and the common/collective trust are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  The Company’s common stock is valued at fair market value as quoted on the New York Stock Exchange.  Money market accounts are valued at cost, which approximates fair value.  Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Forfeited Accounts.  When certain terminations of participation in the Plan occur, the nonvested portion of the Participant’s account represents a forfeiture.  Forfeitures are used to pay the Plan’s administrative expenses and reduce employer matching contributions. Forfeited nonvested accounts totaled $593,400 and $387,052 at December 31, 2007 and 2006, respectively.  During the year ended December 31, 2007, $33,000 of forfeitures were used to pay administrative expenses of the Plan.

Fully Benefit-Responsive Investment Contracts.  In December 2005, the Financial Accounting Standards Board issued FSP AAG INV-1 and SOP 94-4-1 Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis, which approximates fair value. The Common/collective trust asset investment reflected in the accompanying Statement of Net Assets Available for Plan Benefits is a Stable Value Fund that maintains investments in traditional guaranteed investment contracts (GICs) and synthetic investment contracts (Synthetic GICs) which are fully benefit-responsive contracts.  There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.  For the year ended December 31, 2007 the Common/collective trust had an average yield earned and an average yield credited to Participants of 6.66 percent and 5.67 percent, respectively.  As of December 31, 2007, the contract value of the Stable Value Fund of $24.9 million approximates fair value and, therefore, no adjustment has been recorded in the Statement of Net Assets Available for Plan Benefits.

SOUTHERN UNION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

3.  Investments

The following presents the Plan’s allocated and unallocated investments as of December 31, 2007 and 2006.  Investments that represent five percent or more of the Plan’s net assets are separately identified.

	2007	2006
Common stock,
Southern Union Company Common Stock (1)	$50,322,955	$53,162,820
Mutual Funds
PIMCO Total Return Fund	14,195,713	-
JPMorgan Smart Retirement 2020	16,658,021	-
JPMorgan Equity Index	18,528,092	-
JPMorgan Intrepid Growth	15,434,507	-
SSgA International Stock Selection	17,089,607
Common/Collective trust,
JPMorgan Stable Value Fund	24,883,644	-
Other	37,472,404	-
Participant loans (2)	7,358,311	6,215,028
Money market funds	-	117,307,257

Total investments	$201,943,254	$176,685,105
___________________
(1)	See Note 4 – Nonparticipant-Directed Investment for related information.
(2)	Less than five percent of plan net assets.

During the year ended December 31, 2007, the Plan’s investments (including gains and (losses) on investments bought and sold, as well as held during the year) appreciated in value by approximately $10 million as follows:

Southern Union Company common stock	$2,780,995
Common Collective Trust	1,163,491
Mutual funds	6,069,512

Total appreciation	$10,013,998

SOUTHERN UNION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

4.  Nonparticipant-Directed Investment

The net assets related to the nonparticipant-directed portion of the Company’s common stock and the components of the change in the balance for the periods presented are as follows:

	December 31,
	2007	2006
Net assets,
Southern Union Company common stock	$16,638,900	$34,346,184

Year Ended
December 31, 2007
Changes in net assets:
Net appreciation in fair value of investments	$1,088,420
Transfers to other investment options	(17,634,389)
Distributions to participants and administrative and
interest expenses	(1,161,315)

Net decrease	$(17,707,284)

Effective September 29, 2006, Participants were entitled to direct the investment of 100 percent of any new Company contributions made on their behalf.  Therefore, there were no nonparticipant-directed contributions for the year ended December 31, 2007.  See Note 1-Description of Plan-Diversification for related information regarding the nonparticipant-directed investments.

5.  Concentration of Market Risk

The Plan has invested a significant portion of its assets in the Company’s common stock.  This investment in the Company’s common stock approximates 25 percent and 30 percent of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, respectively.  As a result of this concentration, any significant fluctuation in the market value of this stock could affect individual Participant accounts and the net assets of the Plan.

6.  Administration of Plan Assets

The Trustee of the Plan holds the Plan’s assets.  Contributions are held and managed by the Trustee, who invests cash received, interest and dividend income and makes distributions to Participants.  Administrative expenses for the Trustee’s fees are paid by the Plan.

Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.

7.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination or partial termination of the Plan, or in the event of a permanent discontinuance of contributions to the Plan by an employer, the accounts of all affected Participants as of the date of such termination, partial termination or discontinuance would become 100 percent vested and nonforfeitable.  Upon such event, the assets of the Trust

SOUTHERN UNION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

would be held and administered by the Trustee for the benefit of the Participants in the same manner and with the same powers, rights, duties, and privileges prescribed in the Plan until the Trust has been fully distributed pursuant to the applicable provisions of Article 6 of the Plan.

8.  Tax Status

The Plan received a favorable determination letter from the IRS dated March 2, 2007.  Although the Plan has been amended since receiving this determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and is exempt from federal income taxes.

9.  Related Party Transactions

Plan investments included certain mutual funds and a common/collective trust managed by JP Morgan.  JP Morgan performs recordkeeping functions of the Plan and serves as trustee of the Plan.  Therefore these transactions qualify as party-in-interest transactions.  Additionally, the Plan maintains investments in the Company’s common stock.

10. Participant Contributions

As reported on the supplemental schedule, certain employee contributions for the year ended December 31, 2007, were not remitted to the trust in a timely manner.  Late remittances made during the first quarter of 2007 were corrected in accordance with the Department of Labor’s Voluntary Fiduciary Correction Program.  With respect to late remittances occurring during subsequent quarters, the Company is in the process of correcting the late remittances and will pay any applicable excise taxes and/or any applicable penalties with respect to such late remittances.  In all cases, lost Participant earnings, if any, have been, or will be, credited to the appropriate Participant accounts.

SOUTHERN UNION SAVINGS PLAN

EIN: 75-0571592 PLAN NUMBER: 002
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
DECEMBER 31, 2007
TOTAL THAT CONSTITUTES NONEXEMPT PROHIBITED TRANSACTIONS
PLAN YEAR	PARTICIPANT CONTRIBUTIONS TRANSFERRED LATE TO PLAN	TOTAL THAT CONSTITUTES NONEXEMPT PROHIBITED TRANSACTIONS	CONTRIBUTIONS NOT CORRECTED	CONTRIBUTIONS CORRECTED OUTSIDE VOLUNTARY FIDUCIARY CORRECTION PROGRAM	CONTRIBUTION SPENDING CORRECTION IN VOLUNTARY FIDUCIARY CORRECTION PROGRAM	TOTAL CORRECTED UNDER VOLUNTARY FIDUCIARY CORRECTION PROGRAM AND PTE 2002-51

2007	$ 5,216,151	$ 3,075,905	$ 3,075,905	$ -	$ -	$ 2,140,246

See notes to financial statements

SOUTHERN UNION SAVINGS PLAN

EIN: 75-0571592 PLAN NUMBER: 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2007
(a)	(b)	(c)	(d)	(e)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE

*	Southern Union Company Stock Fund	Common stock	$29,875,223	$50,322,955

*	JPMorgan Stable Value Fund	Common/collective trust	N/R	24,883,644

*	JPMorgan Equity Index	Mutual funds	N/R	18,528,092
	SSgA International Stock Selection	"	N/R	17,089,607
*	JPMorgan Smart Retirement 2020	"	N/R	16,658,021
*	JPMorgan Intrepid Growth	"	N/R	15,434,507
	PIMCO Total Return	"	N/R	14,195,713
	Columbia Mid Cap Value	"	N/R	9,711,651
	Lord Abbett Affiliated	"	N/R	7,361,345
	Oppenheimer Main Street Small Cap	"	N/R	7,328,599
*	JPMorgan Smart Retirement 2015	"	N/R	4,356,034
*	JPMorgan Smart Retirement 2030	"	N/R	2,730,676
*	JPMorgan Smart Retirement 2010	"	N/R	2,401,703
*	JPMorgan Smart Retirement 2040	"	N/R	1,685,939
	Allianz CCM Mid Cap	"	N/R	1,073,881
*	JPMorgan Smart Retirement Income	"	N/R	384,043

*	Loans with interest rates ranging from	Participant loans
	3.25% to 9.50%		-0-	7,358,311

*	Participant-directed brokerage accounts	Other	N/R	438,533

			Total investments	$201,943,254
___________________
* A party-in-interest as defined by ERISA
N/R – Participant-directed investment, cost not required to be reported

See notes to financial statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN UNION COMPANY SAVINGS PLAN
(Name of Plan)

Date June 20, 2008	By /s/ RICHARD N. MARSHALL
Richard N. Marshall Senior Vice President and Chief Financial Officer

INDEX TO EXHIBIT

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – McConnell & Jones LLP